UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 3Q08 PASSENGER TRAFFIC UP 6.90% YOY

México D.F., October 23, 2008 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, today announced results for the three-month period ended September 30, 2008.

3Q08 Highlights1:

•	EBITDA[2] increased by 2.11% to Ps.439.3 million.
•	Total passenger traffic was up 6.90%.
•	Total revenues rose by 5.14%, mainly due to increases of 7.05% in aeronautical revenues and 1.54% in non-aeronautical revenues.
•	Commercial revenues per passenger declined by 5.28% to Ps.48.64 per passenger.
•	Operating profit declined by 0.16%.
•	EBITDA margin was 39.22% compared with 41.30% in 3Q07.

1.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards and represent comparisons between the three-month periods ended September 30, 2008, and the equivalent three-month period ended September 30, 2007. Results for 3Q07 and 9M07 are expressed in constant Mexican pesos as of December 31, 2007, while 3Q08 and 9M08 results are in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.9814.

2.

EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP, and may be calculated differently by different companies.

ASUR 2Q08, Page 1 of 15

Passenger Traffic

For the third quarter of 2008, total passenger traffic increased year-over-year by 6.90%. Domestic passenger traffic increased by 3.14% and international passenger traffic rose by 10.68%.

The 10.68% rise in international passenger traffic resulted mainly from an increase of 12.71% at Cancun airport.

The 3.14% rise in domestic passenger traffic resulted mainly from increases of 7.20%, 28.34%, 8.68%, 14.53%, 11.37% and 2.36%, at the Cancun, Cozumel, Huatulco, Oaxaca, Tapachula and Villahermosa airports, respectively.

For 9M08, total passenger traffic rose by 11.69% compared to 9M07, with domestic passenger traffic up 11.75% and international passenger traffic up 11.64%.

Table I: Domestic Passengers (in thousands)

Airport	3Q07	3Q08	% Change	9M07	9M08	% Change
Cancún	900.4	965.2	7.20	2,319.8	2,641.0	13.85
Cozumel	18.7	24.0	28.34	51.2	71.8	40.23
Huatulco	79.5	86.4	8.68	227.8	216.7	(4.87)
Mérida	296.6	279.0	(5.93)	800.4	896.4	11.99
Minatitlán	45.4	37.9	(16.52)	136.1	116.5	(14.40)
Oaxaca	118.4	135.6	14.53	334.7	390.1	16.55
Tapachula	51.9	57.8	11.37	153.0	177.7	16.14
Veracruz	243.3	225.1	(7.48)	665.2	682.6	2.62
Villahermosa	216.2	221.3	2.36	586.0	701.1	19.64
TOTAL	1,970.4	2,032.3	3.14	5,274.2	5,893.9	11.75
Note:	Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	3Q07	3Q08	% Change	9M07	9M08	% Change
Cancún	1,766.8	1,991.4	12.71	6,454.5	7,282.1	12.82
Cozumel	96.4	90.6	(6.02)	366.8	371.9	1.39
Huatulco	8.1	3.8	(53.09)	62.7	61.7	(1.59)
Mérida	36.3	30.8	(15.15)	103.5	92.0	(11.11)
Minatitlán	1.5	1.2	(20.00)	3.4	3.4	-
Oaxaca	12.8	13.0	1.56	32.2	36.4	13.04
Tapachula	1.0	0.9	(10.00)	3.3	3.2	(3.03)
Veracruz	20.3	20.4	0.49	52.4	54.6	4.20
Villahermosa	14.7	14.9	1.36	37.9	40.0	5.54
TOTAL	1,957.9	2,167.0	10.68	7,116.7	7,945.3	11.64
Note:	Passenger figures exclude transit and general aviation passengers.

ASUR 3Q08, Page 2 of 15

Table III: Total Passengers (in thousands)

Airport	3Q07	3Q08	% Change	9M07	9M08	% Change
Cancún	2,667.2	2,956.6	10.85	8,774.3	9,923.1	13.09
Cozumel	115.1	114.6	(0.43)	418.0	443.7	6.15
Huatulco	87.6	90.2	2.97	290.5	278.4	(4.17)
Mérida	332.9	309.8	(6.94)	903.9	988.4	9.35
Minatitlán	46.9	39.1	(16.63)	139.5	119.9	(14.05)
Oaxaca	131.2	148.6	13.26	366.9	426.5	16.24
Tapachula	52.9	58.7	10.96	156.3	180.9	15.74
Veracruz	263.6	245.5	(6.87)	717.6	737.2	2.73
Villahermosa	230.9	236.2	2.30	623.9	741.1	18.79
TOTAL	3,928.3	4,199.3	6.90	12,390.9	13,839.2	11.69
Note:	Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q08

Total revenues for 3Q08 increased year-over-year by 5.14% to Ps.734.3 million. This was mainly due to increases of:

•	7.05% in revenues from aeronautical services, principally as a result of the 6.90% rise in passenger traffic; and
•	1.54% in revenues from non-aeronautical services, principally as a result of the 1.05% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues rose by 1.05% year-over-year during the quarter, mainly as a result of revenue increases in the following areas principally from the rise in passenger traffic:

•	31.42% in duty-free stores;
•	19.38% in banking and currency exchange services;
•	14.54% in advertising;
•	12.43% in ground transportation;
•	8.34% in retail operations; and
•	2.50% in car rental companies.

These increases were partially offset with declines in the following areas:

•	32.92% in food and beverage;
•	6.48% in teleservices;
•	6.37% in other revenues; and

ASUR 3Q08, Page 3 of 15

•	4.35% in parking lots.

Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancun
Watch my Watch	Gift shop	September 2008
Sunglass Island	Gift shop	December 2007
Island Cabo	Gift shop	December 2007
Cloe	Gift shop	September 2007
XpresSpa	Spa	July 2007
Merida
Cloe	Gift shop	August 2007
Veracruz
GoGo	Jewelry	August 2007
Villahermosa
GoGo	Jewelry	July 2007

Retail revenues continued to benefit from higher concession fees from local craft and specialty shops, teleservices and tourism operators. The increase in car rental revenues reflects rate increases negotiated in October 2007 and the lease of eight new commercial parking facilities in Terminal 3. Revenues from banking and currency exchange services rose as a result of the opening of new Banco Santander branches at the Cancun, Merida and Veracruz airports.

During July 2007, ASUR received a one time payment of Ps.18 million from a food and beverage concessionaire.

Total operating costs and expenses for 3Q08 increased 8.86% year over year, primarily as a result of:

•

a 15.50% increase in cost of services, primarily reflecting increases of 22.88% in energy costs, 13.38% in personnel, 49.46% in professional fees, 6.07% in the cost of security services, 42.04% in maintenance costs and 5.81% in cleaning costs. The increase in personnel costs reflects the personnel reorganization implemented in the 2Q08, while the increase in maintenance costs resulted mainly from the operation of Terminal 3 at Cancun Airport, in operation since May 2007. Professional fees increased as a result of services and studies received in connection with the negotiation of the master development plan for 2008-2023;

•	a 6.75% increase in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets; and

•	a 1.84% increase in concession fees paid to the Mexican government, mainly due to higher revenues (a factor in the calculation of the fee).

ASUR 3Q08, Page 4 of 15

These increases were partially offset by reductions of 6.58% in administrative expenses and of 2.28% in the technical assistance fee paid to ITA, reflecting the decline in EBITDA for the quarter (a factor in the calculation of the fee).

Operating margin for the quarter declined to 39.22% from 41.30% in 3Q07. This was mainly the result of the 8.86% increase in costs, which more than offset the 5.14% increase in revenues during the period.

Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, we evaluated and reviewed our deferred assets and liabilities position under Mexican Financial Reporting Standards. As a result of this review, we created a deferred IETU provision that resulted in a charge to income in the quarter of Ps.1.45 million.

During 3Q08, the ASUR subsidiaries that pay IETU made provisional tax payments of Ps.42.46 million.

Net income for 3Q08 declined to Ps.233.91 million, from Ps.242.17 million in 3Q07. Earnings per common share for the quarter were Ps.0.7797, or earnings per ADS (EPADS) of US$0.7100 (one ADS represents ten series B common shares). This compares with Ps.0.8072, or EPADS of US$0.7351, for the same period last year.

Table IV: Summary of Consolidated Results for 3Q08

	3Q07	3Q08	% Change
Total Revenues	698,441	734,306	5.14
Aeronautical Services	455,352	487,469	7.05
Non-Aeronautical Services	243,089	246,837	1.54
Commercial Revenues	205,689	207,845	1.05
Operating Profit	288,489	288,018	(0.16)
Operating Margin %	41.30%	39.22%	(5.03%)
EBITDA	430,169	439,256	2.11
EBITDA Margin %	61.59%	59.82%	(2.87%)
Net Income	242,173	233,910	(3.41)
Earnings per Share	0.8072	0.7797	(3.41)
Earnings per ADS in US$	0.7351	0.7100	(3.41)

Note: Figures for 3Q07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 3Q08 are in thousands of nominal pesos. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.9814.

ASUR 3Q08, Page 5 of 15

Table V: Commercial Revenues per Passenger for 3Q08

	3Q07	3Q08	% Change
Total Passengers (‘000)	4,006	4,273	6.67
Total Commercial Revenues	205,689	207,845	1.05
Commercial revenues from direct operations (1)	35,197	30,960	(12.04)
Commercial revenues excluding direct operations	170,492	176,885	3.75

Total Commercial Revenue per Passenger	51.35	48.64	(5.28)
Commercial revenue from direct operations per passenger (1)	8.79	7.25	(17.52)
Commercial revenue per passenger (excluding direct operations)	42.56	41.39	(2.75)

Note:	For purposes of this table, approximately 77,600 and 73,900 transit and general aviation passengers are included for 3Q07 and 3Q08, respectively. Revenue figures for 2Q07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while revenue figures for 3Q08 are in thousands of nominal pesos.

(1)

Revenues from direct commercial operations represent solely the Company’s operation of ten convenience stores, which opened in May 2007, as well as the direct sale of advertising space by the Company, which started in August 2006.

 Table VI: Operating Costs and Expenses for 3Q08

	3Q07	3Q08	% Change
Cost of Services	183,275	211,689	15.50
Administrative	26,403	24,665	(6.58)
Technical Assistance	23,658	23,118	(2.28)
Concession Fees	34,936	35,578	1.84
Depreciation and Amortization	141,680	151,238	6.75
TOTAL	409,952	446,288	8.86

Note:	Figures for 3Q07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 3Q08 are in thousands of nominal pesos.

Consolidated Results for 9M08

Total revenues for 9M08 increased year-over-year by 13.61% to Ps.2,412.7 million. This was mainly due to increases of:

•	10.35% in revenues from aeronautical services as a result of the 11.69% rise in passenger traffic during the period; and

ASUR 3Q08, Page 6 of 15

•

20.83% in revenues from non-aeronautical services, principally as a result of the 22.92% rise in commercial revenues detailed below, which in turn was a consequence of the increase in passenger traffic.

Commercial revenues for 9M08 rose by 22.92% year-over-year, principally as a result of revenue increases from the following areas:

•	38.96% from duty-free revenues;
•	25.40% from retail revenues;
•	26.82% from advertising revenues;
•	29.10% from banking and currency exchange services;
•	23.45% from ground transportation services;
•	10.56% from teleservices;
•	10.63% from food and beverage;
•	5.41% from parking lot revenues;
•	6.38% from car rental companies; and
•	22.04% from other income.

Total operating costs and expenses for 9M08 increased by 9.65%, mainly due to the following:

•

a 7.40% increase in cost of services, due mainly to increases of 25.88% in energy costs, 14.91% in professional fees, 14.81% in security costs, and 21.72% in maintenance expenses, in each case resulting from the opening of Terminal 3 in May 2007;

•	a 0.58% increase in administrative expenses;

•	a 12.90% increase in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets;

•	a 15.46% rise in technical assistance costs reflecting the corresponding increase in EBITDA during the period; and

•	a 12.50% increase in concession fees, mainly due to higher revenues.

Operating margin increased to 45.76% for 9M08, up from 43.80% for 9M07. This was mainly the result of the 13.61% increase in revenues, which more than offset the 9.65% increase in costs and expenses during the period.

ASUR 3Q08, Page 7 of 15

Net income for 9M08 increased by 17.94% to Ps.841.14 million. Earnings per common share for the period were Ps.2.8038, or earnings per ADS (EPADS) of US$2.5532 (one ADS represents ten series B common shares). This compares with Ps.2.3773, or EPADS of US$2.1649, for the same period last year.

     Table VII: Summary of Consolidated Results for 9M08

	9M07	9M08	% Change
Total Revenues	2,123,656	2,412,714	13.61
Aeronautical Services	1,463,331	1,614,814	10.35
Non-Aeronautical Services	660,325	797,900	20.83
Commercial Revenues	548,874	674,681	22.92
Operating Profit	930,100	1,103,981	18.69
Operating Margin %	43.80%	45.76%	4.47
EBITDA	1,328,766	1,554,083	16.96
EBITDA Margin %	62.57%	64.41%	2.94
Net Income	713,202	841,144	17.94
Earnings per Share	2.3773	2.8038	17.94
Earnings per ADS in US$	2.1649	2.5532	17.94

Note: Figures for 9M07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 9M08 are in thousands of nominal pesos. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.9814.

     Table VIII: Commercial Revenues per Passenger for 9M08

	9M07	9M08	% Change
Total Passengers (‘000)	12,638	14,093	11.51
Total Commercial Revenues	548,874	674,681	22.92
Commercial revenues from direct operations (1)	88,134	112,426	27.56
Commercial revenues excluding direct operations	460,740	562,255	22.03

Total Commercial Revenue per Passenger	43.43	47.87	10.22
Commercial revenue from direct operations per passenger (1)	6.97	7.98	14.49
Commercial revenue per passenger (excluding direct operations)	36.46	39.89	9.41

Note:	For purposes of this table, approximately 246,800 and 253,600 transit and general aviation passengers are included for 9M07 and 9M08, respectively. Revenue figures for 9M07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while revenue figures for 9M08 are in thousands of nominal pesos.

(1)

Revenues from direct commercial operations represent solely the Company’s operation of ten convenience stores, which opened in May 2007, as well as the direct sale of advertising space by the Company, which started in August 2006.

ASUR 3Q08, Page 8 of 15

      Table IX: Operating Costs and Expenses for 9M08
	9M07	9M08	% Change
Cost of Services	539,975	579,939	7.40
Administrative	77,890	77,442	(0.58)
Technical Assistance	70,843	81,793	15.46
Concession Fees	106,182	119,457	12.50
Depreciation and Amortization	398,666	450,102	12.90
TOTAL	1,193,556	1,308,733	9.65

Note:	Figures for 9M07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 9M08 are in thousands of nominal pesos.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for the first nine months of 2008 were Ps.1,649.91 million, resulting in an annual average tariff per workload unit of Ps.116.37. ASUR’s regulated revenues accounted for approximately 71.20% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2008, Airport Facility Usage Rights and Airport Concessions represented 79.07% of the Company’s total assets, with current assets representing 16.18% and other assets representing 4.75%.

On September 30, 2008, cash and marketable securities were Ps.1,776.78 million. On the same date, shareholder’s equity was Ps.14,746.67 million and total liabilities were Ps.2,325.60 million, representing 86.79% and 13.62% of total assets, respectively. Total deferred liabilities represented 82.31% of the Company’s total liabilities.

Capital Expenditures

During the quarter, ASUR made investments of Ps.294.61 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

ASUR 3Q08, Page 9 of 15

Recent Developments

ASUR Purchases 130 Hectares Of Land In Huatulco

On October 17, 2008, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”) paid Ps. 286.3 million to purchase 130 hectares of land on Huatulco bay from the National Tourism Fund, or FONATUR. ASUR won the right to purchase this land through a public bidding process initiated in August 2008. The transaction was authorized by ASUR’s Board of Directors on September 11, 2008.

This acquisition is part of a program launched by the Federal Government and FONATUR to promote and accelerate the development of Huatulco as a flagship city for Mexican tourism in the Pacific Region. Pursuant to the terms of the purchase agreement, ASUR is required to construct at least 1,300 hotel rooms on the property over the next four years.

ASUR intends to sign agreements with third parties, including tourism real estate developers and hotel operators, to develop the acquired 130 hectares with the objective of generating self-sufficient and profitable independent projects while meeting FONATUR’s requirements.

ASUR believes that to achieve a substantial increase in passenger traffic at Huatulco airport, this destination requires an additional number of available hotel rooms. As a result, ASUR, acting as promoter of the region, intends to conduct studies to determine how best to develop the land and to fulfill related requirements necessary to facilitate the commercialization of these projects.

ASUR believes the investment required for this project in 2009 will not be significant.

3Q08 Earnings Conference Call

Day:	Friday, October 24, 2008

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	(888) 713-4217 (US & Canada) and (617) 213-4869 (International & Mexico)

Access Code:	93747624

Pre-registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PXHUJENF9

ASUR 3Q08, Page 10 of 15

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:

Starting Friday, October 24, 2008 at 12:00 PM US ET, ending at midnight US ET on Friday, October 31, 2008. Dial-in number: (888) 286-8010 (US & Canada); (617) 801-6888 (International & Mexico). Access Code: 19908024.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q08, Page 11 of 15

ASUR AEROPUERTOS DEL SURESTE

## Operating Results per Airport

Results for 3Q07 and 9M07 are expressed in thousand of constant Mexican pesos in purchasing power as of December 31, 2007, while 3Q08 and 9M08 results are expressed in thousand of nominal pesos.

| | 3Q07 | 3Q08 | % change | 9M07 | 9M08 | % change |
|---|---|---|---|---|---|---|
| **Cancun** | | | | | | |
| Aeronautical Revenues | 321,334 | 351,964 | 9.53 | 1,072,977 | 1,192,769 | 11.16 |
| Non-Aeronautical Revenues | 201,198 | 202,478 | 0.64 | 543,406 | 666,198 | 22.60 |
| Operating Profit | (101,910) | (146,092) | (43.35) | 486,786 | 533,345 | 9.56 |
| EBITDA | (8,049) | (47,755) | (493.30) | 743,202 | 825,540 | 11.08 |
| **Cozumel** | | | | | | |
| Aeronautical Revenues | 14,461 | 14,729 | 1.85 | 53,627 | 56,384 | 5.14 |
| Non-Aeronautical Revenues | 5,645 | 5,660 | 0.27 | 17,035 | 18,389 | 7.95 |
| Operating Profit | 41,611 | (6,791) | (116.32) | 55,073 | 2,144 | (96.11) |
| EBITDA | 49,725 | 1,480 | (97.02) | 78,916 | 26,781 | (66.06) |
| **Merida** | | | | | | |
| Aeronautical Revenues | 32,244 | 31,515 | (2.26) | 89,448 | 97,590 | 9.10 |
| Non-Aeronautical Revenues | 12,837 | 12,673 | (1.28) | 34,842 | 39,402 | 13.09 |
| Operating Profit | (4,791) | 401 | 108.37 | 10,950 | 16,169 | 47.66 |
| EBITDA | 5,775 | 12,171 | 110.75 | 41,332 | 51,394 | 24.34 |
| **Villahermosa** | | | | | | |
| Aeronautical Revenues | 24,807 | 26,545 | 7.01 | 66,938 | 81,425 | 21.64 |
| Non-Aeronautical Revenues | 7,708 | 8,688 | 12.71 | 20,460 | 24,559 | 20.03 |
| Operating Profit | 22,503 | 5,733 | (74.52) | 34,793 | 26,620 | (23.49) |
| EBITDA | 29,725 | 13,880 | (53.31) | 56,791 | 50,834 | (10.49) |
| **Other** | | | | | | |
| Aeronautical Revenues | 62,506 | 62,716 | 0.34 | 180,341 | 186,646 | 3.50 |
| Non-Aeronautical Revenues | 15,701 | 17,338 | 10.43 | 44,582 | 49,352 | 10.70 |
| Operating Profit | 331,076 | 434,767 | 31.32 | 342,498 | 525,704 | 53.49 |
| EBITDA | 352,993 | 459,480 | 30.17 | 408,525 | 599,535 | 46.76 |
| **Group** | | | | | | |
| Aeronautical Revenues | 455,352 | 487,469 | 7.05 | 1,463,331 | 1,614,814 | 10.35 |
| Non-Aeronautical Revenues | 243,089 | 246,837 | 1.54 | 660,325 | 797,900 | 20.83 |
| Operating Profit | 288,489 | 288,018 | (0.16) | 930,100 | 1,103,982 | 18.69 |
| EBITDA | 430,169 | 439,256 | 2.11 | 1,328,766 | 1,554,084 | 16.96 |

ASUR 3Q08, Page 12 of 15

ASUR 3Q08, Page 13 of 15

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1, to September 30, 2008 and 2007

Results for 3Q07 and 9M07 are expressed in thousand of constant Mexican pesos in purchasing power as of December 31, 2007, while 3Q08 and 9M08 results are expressed in thousand of nominal pesos.

Item	Accumulative 2007	Accumulative 2008	Variation %	Quarter 2007	Quarter 2008	Variation %
Revenues						
Aeronautical Services	1,463,331	1,614,814	10.35	455,352	487,469	7.05
Non-Aeronautical Services	660,325	797,900	20.83	243,089	246,837	1.54
Total Revenues	**2,123,656**	**2,412,714**	**13.61**	**698,441**	**734,306**	**5.14**
Operating Expenses						
Cost of services	539,975	579,939	7.40	183,275	211,689	15.50
General and administrative expenses	77,890	77,442	(0.58)	26,403	24,665	(6.58)
Technical Assistance	70,843	81,793	15.46	23,658	23,118	(2.28)
Concession fee	106,182	119,457	12.50	34,936	35,578	1.84
Depreciation and Amortization	398,666	450,102	12.90	141,680	151,238	6.75
Total Operating Expenses	**1,193,556**	**1,308,733**	**9.65**	**409,952**	**446,288**	**8.86**
Operating Income	**930,100**	**1,103,981**	**18.69**	**288,489**	**288,018**	**(0.16)**
Comprehensive Financing cost	25,449	110,098	332.62	(9,272)	48,624	(624.42)
Non Ordinary Item						
Non Ordinary Item	-	9,770	-	-	342	-
Income Before Income Taxes	**955,549**	**1,204,309**	**26.03**	**279,217**	**336,300**	**20.44**
Current income taxes and flat rate business tax	11,444	255,605	2,133.53	3,523	164,704	4,575.11
Defferred income taxes	230,903	101,289	(56.13)	33,521	(62,304)	(285.87)
Defferred flat rate business tax	-	6,271	-	-	(10)	-
Net Income for the Year	**713,202**	**841,144**	**17.94**	**242,173**	**233,910**	**(3.41)**
Earning per share	**2.3773**	**2.8038**	**17.94**	**0.8072**	**0.7797**	**(3.41)**
Earning per ads usd	**2.1649**	**2.5532**	**17.94**	**0.7351**	**0.7100**	**(3.41)**

Exchange rate per dollar 10.9814

Note: During 3Q07 ASUR signed an intercompany agreement that recognized the obligation to operate the nine concessions jointly.

ASUR 3Q08, Page 14 of 15

ASUR 3Q08, Page 15 of 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: November 3, 2008